April 9, 2014

To All Applicable Exchanges and Commissions

Dear Sirs:
CALGARY
Corporate & Shareholder Services 2300 125 -9 Avenue SE	Subject:	Fortuna Silver Mines Inc. (the "Corporation") Notice of Meeting and Record Date
Calgary, AB T2G 0P6
Tel 403-261-0900 Fax 403-265-1455	We are pleased to confirm the following information with respect to the Corporation's upcoming Annual General Meeting of securityholders:

Vancouver	Meeting Date:	June 19, 2014
Corporate & Shareholders Services	Record Date for Notice:	May 5, 2014
1003 - 750 West Pender Street	Record Date for Voting:	May 5, 2014
Vancouver, BC V6C 2T8	Beneficial Ownership Determination Date:	May 5, 2014
Tel 604-484-8637	Class of Securities Entitled to Receive Notice:	Common shares
Fax 604-484-8638	Class of Securities Entitled to Vote:	Common shares
	ISIN Number:	CA3499151080
	Meeting Location:	Vancouver, BC
TORONTO	Corporation sending materials directly to NOBOs:	No
OLYMPIA TRANSFER SERVICES INC	Corporation to pay for delivery of materials to OBOs:	No
Corporate & Shareholder Services	Notice-and-Access for registered holders:	Yes
920 - 120 Adelaide St West	Notice-and-Access for beneficial holders:	Yes
Toronto, ON M5H 1T1	Stratification for registered holders:	No
Tel 416-364-8081	Stratification for beneficial holders:	No
Fax 416-364-1827

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Lia Zandvliet"

Lia Zandvliet
Account Officer
Corporate & Shareholder Services
	Direct Dial:	(604) 484-8883

cc: CDS & Co.